NEWS RELEASE

May 14, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE Amex

www.almadenminerals.com

ALMADEN EARLY ADOPTS INTERNATIONAL FINANCIAL REPORTING STANDARDS

Almaden Minerals Ltd. (TSX: AMM; AMEX:AAU; “Almaden”) announces that its application to early adopt International Financial Reporting Standards (“IFRS”) under National Instrument 52-107 has been approved by the applicable Canadian Securities Administrators.  The Company has chosen to early adopt IFRS and will commence reporting under these standards for the period beginning January 1, 2010, with a January 1, 2009 date of transition (the “Transition Date”).  Comparative periods for fiscal 2009 will also be restated under IFRS.

As background, in February 2008, the Canadian Accounting Standards Board confirmed that IFRS will replace Canadian generally accepted accounting principles (“GAAP”) for all publicly accountable enterprises for financial periods beginning on and after January 1, 2011, with the option available for enterprises to early adopt upon receipt of approval from the Canadian Securities regulatory authorities.  The United States Securities and Exchange Commission has also authorized foreign private issuers to file financial statements using IFRS without having to include a US GAAP reconciliation.

Adoption of IFRS will result in a single accounting standard whereas currently the Company reports under Canadian GAAP with a US GAAP reconciliation.  The use of a single accounting standard will reduce costs and streamline financial reporting by developing common reporting systems and consistency across its subsidiaries.

The Company’s comprehensive IFRS conversion plan addresses changes in accounting policies, restatement of comparative periods, organization, internal controls and any required changes to business processes.  The management of the Company has reviewed its accounting system, its internal controls and its disclosure control processes and believes they will not need significant modification as a result of the conversion to IFRS.

IFRS Conversion

The Company’s comprehensive IFRS conversion plan addresses changes in accounting policies, restatement of comparative periods, organization, internal controls and any required changes to business processes.  To facilitate this process and ensure the full impact of the conversion is understood and managed reasonably, the Company engaged external consultants who are experienced in the IFRS conversion project, including the expertise of the Company’s auditors, Deloitte & Touche LLP.  The accounting staff has also attended several training courses on the adoption and implementation of IFRS.  Through in-depth training and the reconciliation of historical GAAP financial statements to IFRS, the Company believes that its accounting personnel have obtained a thorough understanding of IFRS.

The Company has reviewed its accounting system, its internal controls and its disclosure control processes and believes they do not need significant modification as a result of the conversion of IFRS.

Initial adoption of IFRS

IFRS 1 “First-time Adoption of International Financial Reporting Standards” sets forth guidance for the initial adoption of IFRS.  Under IFRS 1, the standards are applied retroactively at the Transition Date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied.  The Company will be applying the following exemptions to its opening balance sheet dated January 1, 2009:

(a)

Business combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after January 1, 2009.  There is no adjustment required to the January 1, 2009’s statement of financial position on the Transition Date.

(b)

IFRS 2 - Share-based payment transactions

IFRS 2 Share-based Payment has not been applied to equity instruments that were granted on or before 7 November 2002, nor has it been applied to equity instruments granted after 7 November 2002 that vested before 1 January 2009.

(c)

IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)

IAS 23 – Borrowing Costs

IAS 23 Borrowing costs has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009.

(e)

IAS 16 - Property, plant and equipment

IAS 16 Property, plant and equipment allows for property, plant and equipment to continue carried at cost less depreciation, same as under GAAP.

Impact of IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP.  The adoption of IFRS will not have any material impact on the financial information previously disclosed under Canadian GAAP.  The Company identified the following adjustments as a result of the adoption of IFRS:

(a)

Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under US and Canadian GAAP however there is no equivalent IFRS guidance.  Therefore, the Company intends to adopt a policy whereby the premium paid for flow through shares in excess of the market value of the shares without the flow through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made. As a result, during fiscal 2009, the Company reversed the $93,000 income tax recovery recorded as a result of flow-through shares in the Statement of Comprehensive Loss and reversed the offsetting $93,000 direct charge to Deficit in the Statement of Shareholders’ Equity. There is no material impact of this accounting change as at the Transition Date to the Statement of Financial Position at January 1, 2009 nor to the balance of the Deficit or related reserves as at that date.

(b)

“Contributed surplus” versus various reserves in equity

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its “contributed surplus” account and concluded that as at the Transition Date, $4,509,023 relates to “Equity settled employee benefit reserve”, and $176,741 relates to “Reserves for warrants”.  As a result, the Company believes that a reclassification would be necessary in the equity section between “Contributed surplus” and the various reserve accounts totalling $4,685,764.

For comparatives, as at March 31, 2009, $4,746,869 “contributed surplus” account was reclassified into $4,509,023 “Equity settled employee benefit reserve” and $237,846 “Reserves for warrants”.  Furthermore, as at December 31, 2009, $5,735,249 “contributed surplus” account was broken down into $4,576,523 “Equity settled employee benefit reserve” and $1,158,726 “Reserves for warrants”.

(c)

Different terminology

In addition, the Company reclassifies the “Accumulated other comprehensive income” account into “Reserves – Available-for-sale financial assets” as certain terminologies are different under IFRS.

In order to allow the users of the financial statements to better understand other changes between IFRS and GAAP that do not have any quantitative effect or adjustments to the Company’s financial statements, the following qualitative explanation of the differences between GAAP and IFRS is provided:

(a)

Stock based compensation

GAAP – The fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.  Forfeitures of awards are recognized as they occur.

IFRS – Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.  Forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

(b)

Income tax

Income tax expense is calculated in the same manner in accordance with GAAP and IFRS.  Future income tax asset / liability is also calculated in the same manner in accordance with GAAP and IFRS.

(c)

Property, plant and equipment

GAAP and IFRS allow the use of original cost less depreciation as the cost base.  IFRS requires separate depreciation rate for components that depreciate differently.

(d)

Exploration for and Evaluation of Mineral Resources

GAAP and IFRS allow the capitalization of costs associated with the exploration for and evaluation of mineral resources.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management."  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.